UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11 - K



ANNUAL REPORT

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-983

A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:



NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NATIONAL STEEL CORPORATION
4100 EDISON LAKES PARKWAY
MISHAWAKA, IN 46545-3440

EIN: 25-0687210
PN: 004

FORM 11-K

TABLE OF CONTENTS

Financial Statements and Schedule

National Steel Represented Employee Retirement Savings Plan

(Plan 004)

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

National Steel Represented Employee Retirement Savings Plan

Financial Statements and Schedule

Years ended December 31, 2002 and 2001

Contents



Ernst & Young LLP
111 Monument Circle, Suite 2600
P.O. Box 44972
Indianapolis, Indiana 46204-2094

Phone: (317) 681-7000
Fax: (317) 681-7216
www.ey.com

Report of Independent Auditors

The Administrator of the National Steel
Represented Employee Retirement Savings Plan
National Steel Corporation
Mishawaka, Indiana

We have audited the accompanying statements of assets available for benefits of the National Steel Represented Employee Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits for the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 30, 2003

EIN: 25-0687210
PN: 004

National Steel Represented Employee Retirement Savings Plan

Statements of Assets Available for Benefits

	December 31,	
	2002	**2001**
Assets		
Investments, at fair value	**$ 245,775,218**	$ 292,206,423
Employee contributions receivable	**1,289,645**	1,126,374
Assets available for benefits	**$ 247,064,863**	$ 293,332,797

See accompanying notes.

EIN: 25-0687210
PN: 004

National Steel Represented
Employee Retirement Savings Plan

Statements of Changes in Assets Available for Benefits

	Years ended December 31,	
	2002	**2001**
Additions:		
Employee contributions	**$ 22,517,726**	$ 24,794,758
Interest and dividend income	**4,051,359**	7,516,496
Loan repayment interest	**473,498**	550,553
Total additions	**27,042,583**	32,861,807
Deductions:		
Participants withdrawals—benefits	**26,231,248**	29,603,567
Administrative expenses	**77,597**	91,508
Total deductions	**26,308,845**	29,695,075
Net assets transferred to National Steel Retirement Savings Plan	**(514,721)**	(670,140)
Net realized and unrealized depreciation in fair value of investments	**(46,486,951)**	(46,352,948)
Net deductions	**(46,267,934)**	(43,856,356)
Assets available for benefits at beginning of year	**293,332,797**	337,189,153
Assets available for benefits at end of year	**$ 247,064,863**	$ 293,332,797

See accompanying notes.

National Steel Represented Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Significant Events

Bankruptcy of Plan Sponsor

On March 6, 2002, National Steel Corporation ("NSC" or the "Company") filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court ("Court"). On May 20, 2003, as approved by the Court, the Company sold substantially all of its assets to United States Steel Corporation ("US Steel") for $850 million in cash and the assumption of certain liabilities of approximately $200 million.

In conjunction with the sale to US Steel, the Company terminated the employment of all National Steel Represented Employee Retirement Savings Plan ("Plan") participants on May 20, 2003. The Company intends to file a liquidation plan with the Court. This could ultimately impact the decision to continue the Plan.

NSC Class B Common Stock

Effective March 13, 2002, the New York Stock Exchange delisted the NSC Class B Common Stock. Due to this action, the Administrative Committee of the 401(k) Plans changed the accounting method for investments in the National Steel Stock Fund option from "units" to "shares" of stock. Additionally, effective March 13, 2002, the National Steel Stock Fund was not a Plan investment option for contributions or transfers. However, participants can elect to exchange the NSC Class B Common Stock for any of the Fidelity funds in the Plan.

At December 31, 2002, the Plan held 5,566,846 shares of NSC Class B Common Stock with a price of $0.10 per share, for an aggregate market value of $584,519. The market value of the stock continues to decline as a result of the Company's on-going bankruptcy proceedings. At April 30, 2003, the Plan held 5,263,884 shares of NSC Class B Common Stock, with a price of $0.05 per share, for an aggregate market value of $263,194.

Under the priority scheme established by the Bankruptcy Code, certain post-petition liabilities and pre-petition liabilities need to be satisfied before there can be any other distribution of the sale proceeds. The Company has stated that there will not be a recovery by its stockholders under any Chapter 11 plan.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a multi-employer defined contribution plan of the Company and certain local unions as described below (the "Local Unions"), collectively the "Employer", qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC"). The Plan was established effective January 1987 and covers substantially all employees of the Company employed on a permanent full–time basis who are covered by a collective bargaining agreement between the Company and certain Local Unions. Pursuant to the terms of the August 1, 1999 labor agreement between the Company and certain Local Unions, the Plan provisions extend through July 31, 2004. Local Unions of the following organizations are eligible to participate in the Plan:

- United Steelworkers of America ("USWA")
- United Plant Guard Workers of America
- International Chemical Workers of America
- International Union of Bricklayers and Allied Craftsmen
- International Hodcarriers, Building and Common Laborers Union of America
- Transportations Communication Union

Also covered under the Plan are certain local headquarters staff of the above-described Local Unions. Such employees of the Company and staff of the Local Unions are participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees are permitted to elect to participate in the Plan or to change their current level of participation as of the first day of the first payroll period following the receipt of an election notice. Individual accounts ("Accounts") are established for each of the participants who may elect to allocate their contributions from compensation derived from standard hourly wages among any of the fourteen Fidelity investment funds.

Participant contributions must be equal to or greater than one percent (1%) of the participant's wages and may be increased in multiples of one percent (1%) up to a maximum percentage specified from time to time by the Plan's administrator. The maximum contribution at December 31, 2002 is eighteen percent (18%) of compensation. Payments from the Company's profit sharing or productivity gainsharing bonus plans may also be contributed to the investment options in multiples of 5% up to 100% of such compensation. Contributions from all sources

2. Description of the Plan (continued)

must not exceed limitations set forth in the IRC. All amounts contributed by participants are at all times non-forfeitable and fully vested.

Investment election changes can be made on a daily basis in accordance with Plan provisions. Contributions may be made as before-tax contributions or rollover contributions as permitted by the IRC and as elected by the participant.

Administrative and trustee expenses consist of fees incurred for investment management, participant account recordkeeping, participant loans administration and independent auditors. All of these expenses are assumed by the Plan and equally allocated to individual participant accounts except for the loan administration fees which are charged to the participant receiving the loan. The Employer assumes other administrative costs associated with the Plan.

Participants may borrow from their Accounts a minimum of $500 up to a maximum of the lesser of $50,000 reduced by the highest outstanding balance of any previous loan during the one (1) year period ending on the day before the date the loan being requested is made or 50% of the combined total of their Accounts. Two loans are permitted to be outstanding under the Plan, and loan terms are up to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 5.75% to 10.5% at December 31, 2002. Principal and interest is paid ratably in approximately equal installments through payroll deductions.

On termination of service, a participant may receive a lump-sum amount equal to the value of his or her Accounts, or upon death, disability or retirement, elect to receive annual installments over a period not to exceed the life expectancy of the participant or the joint life and the last survivor expectancy of the participant and his or her beneficiary.

Additional information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet, Retirement Programs for Represented Employees Summary Plans Description. Copies of the pamphlet are available from the Company's Human Resource Department.

3. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition

The fair value of the participation units ("shares") that are owned by the Plan in the Fidelity funds are based on quoted redemption values on the last business day of the Plan year. The investments in NSC Class B Common Stock are valued at the quoted market price on the last business day of the Plan year. Participant loan receivables are valued at their outstanding balances, which approximate fair value.

Interest income is recorded as earned based on the stated rate. Dividend income is recorded on the ex-dividend date.

In accordance with the policy of stating investments at their fair market value, net unrealized depreciation for the year is included in the statement of changes in assets available for benefits.

Use of Estimates

Preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

National Steel Represented
Employee Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments

Pursuant to the terms of the Plan, participants may elect to invest in any of the Fidelity funds or in the NSC Class B Common Stock Fund. However, as of March 13, 2002, the National Steel Stock Fund was closed to new contributions, loan repayments and investments. Any elections for this fund have been changed to the Fidelity Cash Reserves.

Investments that represent 5% or more of the Assets Available for Benefits at December 31, 2002 and 2001 were as follows:

	December 31, 2002		December 31, 2001	
	Shares	**Fair Value**	**Shares**	**Fair Value**
Fidelity Cash Reserves	48,794,212	$ 48,794,212	45,234,176	$ 45,234,176
Fidelity Equity Income Fund	1,444,118	57,288,159	1,523,377	74,295,104
Fidelity Independence Fund	4,837,862	63,230,851	5,089,563	80,262,411
Fidelity Intermediate Bond Fund	1,485,783	15,942,455	N/A	N/A
Fidelity Magellan Fund	295,375	23,322,837	283,571	29,553,780

5. Net Realized and Unrealized Depreciation in Fair Value of Investments During the Year

Year Ended December 31, 2002	
Mutual Fund Investments	$(38,603,456)
Common Stock Investments	(7,883,495)
Total	(46,486,951)
Year Ended December 31, 2001	
Mutual Fund Investments	$ (47,134,054)
Common Stock Investments	781,106
Total	$ (46,352,948)

6. Transactions with Parties-in-Interest

A majority of the Plan investments are funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, consequently, these transactions qualify as party-in-interest transactions. Fees paid to the trustee by the Plan amounted to $77,597 in 2002 and $91,508 in 2001. The Company provides certain recordkeeping and administrative services to the Plan for which it receives no compensation.

7. Plan Termination

The Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants shall be entitled to receive the amounts then credited to their accounts.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

EIN: 25-0687210
PN: 004

National Steel Represented Employee Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	(e) Current Value
*	Fidelity Management Trust Company	Cash Reserves (48,794,212 shares)	$ 48,794,212
		Contrafund (196,474 shares)	7,583,893
		Equity Income Fund (1,444,118 shares)	57,288,159
		Freedom 2000 Fund (75,964 shares)	836,363
		Freedom 2010 Fund (170,646 shares)	1,952,190
		Freedom 2020 Fund (113,684 shares)	1,209,594
		Freedom 2030 Fund (115,956 shares)	1,187,392
		Freedom Income Fund (39,297 shares)	416,551
		Growth & Income Portfolio (191,898 shares)	5,816,415
		Independence Fund (4,837,862 shares)	63,230,851
		Intermediate Bond Fund (1,485,783 shares)	15,942,455
		Magellan Fund (295,375 shares)	23,322,837
		NSC Class B Common Stock (5,566,846 shares)	584,519
		Small Cap Stock Fund (193,940 shares)	2,579,405
		Spartan U.S. Equity Index Fund (121,208 shares)	3,775,627
*	Participant loans	Principal amount of $11,254,755 with interest ranging from 5.75% to 10.5%, due through December 2007	11,254,755
	Total		$ 245,775,218

* Indicates party-in-interest to the Plan.

Note: Column (d), cost information, is not required and therefore has been omitted.

EIN: 25-0687210
PN: 004

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL STEEL REPRESENTED EMPLOYEE RETIREMENT SAVINGS PLAN

BY: ______________________________
Kirk A. Sobecki
President

BY: ______________________________
William E. McDonough
Senior Vice President, Chief Financial Officer and Treasurer

Date: June 27, 2003

EXHIBIT INDEX

Exhibit	Description	Page
23	Consent of Independent Auditors	17
99-A	Certification of Chief Executive Officer	18
99-B	Certification of Chief Financial Officer	19

Exhibit 23

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-51087) pertaining to the National Steel Represented Employee Retirement Savings Plan of our report dated May 30, 2003, with respect to the financial statements and schedule of the National Steel Represented Employee Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Indianapolis, Indiana
June 24, 2003

Ernst & Young LLP

Exhibit 99-A

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, being the Chief Executive Officer of National Steel Corporation (the "Company"), hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Company's Form 11-K for the annual period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Executed as of this 27th day of June 2003.

/s/ Kirk A. Sobecki
Kirk A. Sobecki
President

This Certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to National Steel Corporation and will be retained by National Steel Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99-B

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, being the Chief Financial Officer of National Steel Corporation (the "Company"), hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Company's Form 11-K for the annual period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Executed as of this 27th day of June 2003.

/s/ William E. McDonough
William E. McDonough
Senior Vice President, Chief Financial Officer and Treasurer

This Certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to National Steel Corporation and will be retained by National Steel Corporation and furnished to the Securities and Exchange Commission or its staff upon request.